April 11, 2008

Mail Stop 4561

Angelo R. Mozilo
Chairman of the Board of Directors and Chief Executive Officer
Countrywide Financial Corporation
4500 Park Granada
Calabasas, CA 91302
By U.S. Mail and facsimile to (818)225-4280

Re: **Countrywide Financial Corporation**
Form 10-K for the Fiscal Year ended December 31, 2007
File No. 001-12331-01

Dear Mr. Mozilo:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ending December 31, 2007

General Comments on this Filing

1.   Please file the amendment containing the information usually included in the proxy statement as soon as possible to expedite the completion of the review of Countrywide's 10-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Loans Held for Investment, Page F-12

2.   We note your disclosure on pages 122 and 145 that as a result of market disruption in 2007 you transferred $21.8 billion of loans from held for sale to held

for investment and that you expect to retain more loans in the held for investment portfolio until market conditions improve. This disclosure suggests that the transfer is a temporary reclassification due to market conditions. Please refer to paragraph 6 of SFAS 65 and SOP 01-6 and tell us:

- how you define "foreseeable future";

- whether there have been any changes to your definition of "foreseeable future" as a result of current market conditions;

- how your intent to hold the loans until "market conditions improve" is consistent with the requirement to hold for the "foreseeable future" or maturity and in particular, how this is consistent with past practices for similar loans; and

- the specific facts and circumstances you believe would allow you to transfer the loans back to held for sale.

3. In connection with our comment above, please tell us how you intend to recognize income on the $21.8 billion of loans transferred from held for sale to held for investment and the authoritative literature relied upon in making this determination. Your discussion should address loans where interest is accruing, as well as those on non-accrual status. When addressing loans on non-accrual status, specifically address the accounting for the discount associated with the loans which arose upon transfer of the loans for sale (where they were carried at the lower of cost or market) to held for investment. Furthermore, if material, consider the need to disclose in MD&A the impact of accreting the LOCOM discount on your results of operations.

Note 8 – Loans Held for Investment, Net, Page F-40

4. We note from your disclosure on pages 123 and F-42 that you have included an estimate for mortgage insurance recoveries (approximately $490 million as of December 31, 2007) in other assets. Please address the following:

- Tell us why you recorded this estimate as a credit to the loan loss provision as opposed to other non-interest income; and
- Although your estimate does not reduce your allowance for loan losses on your balance sheet, tell us why it is appropriate to have narrative and tabular presentations of the allowance for loan losses, net of mortgage insurance receivable within your notes to the financial statements (e.g., F-43) and elsewhere in your annual report (e.g. pages 60 and 128). Please advise or revise in future filings.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn McHale at (202) 551-3464 or Christian Windsor at (202) 551-3419 if you have questions regarding the legal comment and related matters. Please contact Benjamin Phippen at (202) 551-3697 or me at (202) 551-3872 with any other questions.

Sincerely,

Hugh West
Accounting Branch Chief